Sierra Wireless Reports Fourth Quarter and Full Year 2015 Results; Receives TSX Approval for Normal Course Issuer Bid

Fourth Quarter 2015 highlights

•	Revenue of $144.8 million and Non-GAAP EPS of $0.08 in the quarter

•	Adjusted EBITDA of $6.3 million compared to $12.7 million in Q4 2014

Full Year 2015 highlights

•	Record revenue of $607.8 million and Non-GAAP EPS of $0.80 for the year

•	Adjusted EBITDA of $42.9 million compared to $35.4 million in 2014

VANCOUVER, BRITISH COLUMBIA - February 4, 2016 - Sierra Wireless, Inc. (NASDAQ: SWIR) (TSX: SW) today reported results for its fourth quarter and full year, ending December 31, 2015. All results are reported in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles (GAAP), except as otherwise indicated below.

“In 2015, we delivered year-over-year revenue growth of 10.8% to a record $607.8 million and our non-GAAP operating profit increased 42.0% to $32.4 million. We also completed three strategic managed connectivity acquisitions during the year, adding the technology, scale and talent to enable us to deliver fully integrated device-to-cloud solutions for our customers,” said Jason Cohenour, President and Chief Executive Officer. “In the fourth quarter of 2015, our revenue was slightly below our expectations, as we experienced softer demand at select OEM customers. We believe this reflects increased caution on the part of some customers in the face of an uncertain macro-economic environment. Notwithstanding the current environment, we expect our business to gain strength over the course of the year as we enter commercial production on a number of new customer programs, and continue to bring new industry-leading products and solutions to market."

In 2015, we significantly expanded our cloud and connectivity services business by successfully completing three managed connectivity acquisitions. As a result of these acquisitions and organizational changes designed to provide dedicated leadership and focus to our Enterprise Gateway and Cloud and Connectivity lines of businesses, we commenced operating the Company under three reportable segments, effective October 1, 2015. Our three reportable segments are: (i) OEM Solutions; (ii) Enterprise Solutions; and (iii) Cloud and Connectivity Services. Prior to October 1, our Enterprise Solutions segment included the business operations of both our Enterprise Gateways and our new Cloud and Connectivity Services segment. Comparative information for the Cloud and Connectivity Services segment is not disclosed as the related business prior to 2015 was not material.

Q4 2015
Revenue for the fourth quarter of 2015 was $144.8 million, a decrease of 2.8% compared to $149.0 million in the fourth quarter of 2014. Revenue from OEM Solutions was $121.5 million in the fourth quarter of 2015, down 6.2% compared to $129.5 million in the fourth quarter of 2014. Revenue from Enterprise Solutions was $16.5 million in the fourth quarter of 2015, down 15.3% compared to $19.5 million in the fourth quarter of 2014. Revenue from Cloud and Connectivity Services was $6.8 million.

GAAP RESULTS

•	Gross margin was $45.1 million, or 31.1% of revenue, in the fourth quarter of 2015, compared to $50.0 million, or 33.5% of revenue, in the fourth quarter of 2014.

•
Operating expenses were $45.7 million and loss from operations was $0.7 million in the fourth quarter of 2015, compared to operating expenses of $46.6 million and earnings from operations of $3.4 million in the fourth quarter of 2014.

•	Net loss was $0.4 million, or $0.01 per diluted share, in the fourth quarter of 2015, compared to a net loss of $1.7 million, or $0.05 per diluted share, in the fourth quarter of 2014.

NON-GAAP RESULTS

•	Gross margin was 31.2% in the fourth quarter of 2015, compared to 33.6% in the fourth quarter of 2014.

•
Operating expenses were $41.9 million and earnings from operations were $3.3 million in the fourth quarter of 2015, compared to operating expenses of $40.1 million and earnings from operations of $10.0 million in the fourth quarter of 2014.

•
Net earnings were $2.5 million, or $0.08 per diluted share, in the fourth quarter of 2015, compared to net earnings of $9.1 million, or $0.29 per diluted share, in the fourth quarter of 2014. The non-GAAP tax rate in the fourth quarter of 2015 was 23.1%.

•	Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") were $6.3 million in the fourth quarter of 2015, compared to $12.7 million in the fourth quarter of 2014.

Cash and cash equivalents at the end of 2015 were $93.9 million, representing an increase of $5.5 million compared to the end of the third quarter of 2015. Cash generated from operations during the fourth quarter was $13.1 million.

Full Year 2015
Revenue for 2015 was $607.8 million, an increase of 10.8% compared to $548.5 million in 2014. Revenue from OEM Solutions was $523.4 million in 2015, up 9.8% compared to $476.6 million in 2014. Revenue from Enterprise Solutions was $63.0 million in 2015, down 12.2% compared to $71.9 million in 2014. Revenue from Cloud and Connectivity Services was $21.4 million in 2015.

GAAP RESULTS

•	Gross margin was $193.8 million, or 31.9% of revenue, in 2015, compared to $179.0 million, or 32.6% of revenue, in 2014.

•	Operating expenses were $183.7 million and earnings from operations were $10.1 million in 2015, compared to operating expenses of $185.6 million and a loss from operations of $6.6 million in 2014.

•	Net loss was $2.7 million, or $0.08 per diluted share, in 2015, compared to a net loss of $16.9 million, or $0.53 per diluted share, in 2014.

NON-GAAP RESULTS

•	Gross margin was 32.0% in 2015, compared to 32.7% in 2014.

•	Operating expenses were $162.1 million and earnings from operations were $32.4 million in 2015, compared to operating expenses of $156.7 million and earnings from operations of $22.8 million in 2014.

•	Net earnings were $25.8 million, or $0.80 per diluted share, in 2015, compared to net earnings of $19.8 million, or $0.63 per diluted share, in 2014.

•	Adjusted EBITDA was $42.9 million in 2015, compared to $35.4 million in 2014.

Cash and cash equivalents decreased $113.1 million during 2015, reflecting the use of funds for the acquisitions of Wireless Maingate AB, Accel Networks LLC and MobiquiThings SAS in 2015, as well as the purchase of an end of life 2G component in sufficient volume to support future sales of certain legacy products.

We disclose non-GAAP financial measures as we believe they provide useful information on actual operating results and assist in comparisons from one period to another. Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.

Non-GAAP results exclude the impact of stock-based compensation expense and related social taxes, acquisition-related costs, restructuring costs, integration costs, acquisition amortization, impairment, foreign exchange gains or losses on translation of balance sheet accounts, and certain tax adjustments.

Adjusted EBITDA as defined equates to earnings (loss) from operations plus stock-based compensation expense and related social taxes, acquisition-related costs, restructuring costs, integration costs, impairment, and amortization. The reconciliation between our GAAP and non-GAAP results is provided in the accompanying schedules.

Financial Guidance
For the full year 2016, we expect revenue to be in the range of $630 million to $670 million and non-GAAP earnings per share to be in the range of $0.60 to $0.90. In the first quarter of 2016, we expect revenue to be in the range of $135 million and $145 million and non-GAAP earnings per share to be slightly negative to slightly positive.
This non-GAAP guidance for 2016 reflects current business indicators and expectations. Inherent in this guidance are risk factors that are described in greater detail in our regulatory filings. Our actual results could differ materially from those presented above. All figures are approximations based on management's current beliefs and assumptions.

TSX Approval for Normal Course Issuer Bid
Sierra Wireless has received approval from the Toronto Stock Exchange (“TSX”) of its Notice of Intention to Make a Normal Course Issuer Bid (the “Bid”).
Pursuant to the Bid, Sierra Wireless may purchase for cancellation up to 3,149,199 of its common shares (“Common Shares”), or approximately 9.7% of the Common Shares outstanding as of the date of this announcement (representing 10% of the public float). As of January 31, 2016, there were 32,340,186 Common Shares of Sierra Wireless issued and outstanding, and the public float consisted of 31,491,993 Common Shares.
The purchases will be made by Sierra Wireless through the facilities and in accordance with the rules of the TSX and Rule 10b-18 under the U.S. Securities Exchange Act of 1934 (“Rule 10b-18”), and the price which Sierra Wireless will pay for any such Common Shares will be the market price at the time of acquisition. Sierra Wireless will make no purchases of Common Shares other than open market purchases or other means approved by the TSX. Other than block purchases allowable under the TSX rules, purchases will be subject to a daily restriction of 22,269 Common Shares, being 25% of the average daily trading volume for the preceding six months. In addition, purchases of Common Shares through the facilities of the Nasdaq Stock Market (“Nasdaq”) will be made in compliance with Rule 10b-18, which contains similar restrictions on the number of shares that may be repurchased based on the average daily trading volumes of the Common Shares on Nasdaq, subject to certain exceptions for block purchases. In addition, purchases may also be made through other Canadian and U.S. marketplaces.
The actual number of Common Shares of the Company that are purchased for cancellation under the Bid, if any, and the timing of such purchases will be determined by the Company. The Board of Directors of Sierra Wireless

believes that the proposed purchases are in the best interests of Sierra Wireless and are a desirable use of corporate funds.
To the knowledge of the Company, no director, senior officer or other insider of Sierra Wireless currently intends to sell any Common Shares under this Bid. However, sales by such persons through the facilities of the TSX or Nasdaq may occur if the personal circumstances of any such person changes or any such person makes a decision unrelated to these normal course purchases. The benefits to any such person whose shares are purchased would be the same as the benefits available to all other holders whose shares are purchased.
The Bid will commence on February 9, 2016 and will terminate on the earlier of: (i) February 8, 2017, (ii) the date Sierra Wireless completes its purchases pursuant to the notice of intention filed with the TSX, or (iii) the date of notice by Sierra Wireless of termination of the Bid. The Company has not made any purchases of Common Shares pursuant to a normal course issuer bid within the previous 12 months.

Board and Board Committee Changes
The Board of Directors of the Company today appointed Kent Thexton as Chair of the Board of Directors to succeed Charles Levine who will continue to serve as an independent Director. “On behalf of all Board members, I would like to thank Charles for his dedicated leadership during his 10 years of service as Chair of the Board of Directors”, said Mr. Thexton. In conjunction with the appointment of Mr. Thexton as Board Chair and as part of an overall initiative to enhance Board effectiveness, the following Board Committee Chair appointments are being announced: Greg Aasen will become Chair of the Human Resources Committee succeeding Mr. Thexton; Robin Abrams will become Chair of the Governance and Nominating Committee succeeding Paul Cataford; and Mr. Cataford will become Chair of the Audit Committee succeeding Ms. Abrams.  Mr. Thexton’s appointment is effective February 5, 2016 with the committee chairs transitioning their roles as the various scheduled Board committee meetings occur during the month of February.

Conference call and webcast details
Sierra Wireless President and CEO, Jason Cohenour, and CFO, David McLennan, will host a conference call and webcast with analysts and investors to review the results on Thursday, February 4, 2016, at 5:30 PM Eastern Time (2:30 PM PT). A live slide presentation will be available for viewing during the call from the link provided below.
To participate in this conference call, please dial the following number approximately ten minutes prior to the start of the call:

•	Toll-free (Canada and US): 1-877-201-0168

•	Alternate number: 1-647-788-4901

•	Conference ID: 84399698

To access the webcast, please follow the link below:
Sierra Wireless Q4 2015 and YE 2015 Conference Call and Webcast
If the above link does not work, please copy and paste the following URL into your browser:
http://event.on24.com/r.htm?e=1099536&s=1&k=E5E8F72063A04F72897736AA111C02E5
The webcast will remain available at the above link for one year following the call.

Investor and Media Contact:
David Climie
Vice President, Investor Relations
+1 (604) 231-1137
dclimie@sierrawireless.com

Investor Contact:
David G. McLennan
Chief Financial Officer
+1 (604) 231-1181
investor@sierrawireless.com

Cautionary Note Regarding Forward-Looking Statements
Certain statements and information in this press release are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”) including statements and information relating to our financial guidance for the first quarter of 2016 and our fiscal year 2016, our business outlook for the short and longer term, statements regarding our strategy, plans and future operating performance and statements regarding the intention to acquire securities under the Bid and the number of shares that may be acquired under the Bid. Forward-looking statements are provided to help you understand our views of our short and longer term plans, expectations and prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We do not intend to update or revise our forward-looking statements unless we are required to do so by securities laws.
Forward-looking statements:

•	Typically include words and phrases about the future such as “outlook”, “will”, “may", “estimates”, “intends”, “believes”, “plans”, “anticipates” and “expects”.

•	Are not promises or guarantees of future performance. They represent our current views and may change significantly.

•	Are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

•	our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

•	our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

•	expected cost of goods sold;

•	expected component supply constraints;

•	our ability to "win" new business;

•	our ability to integrate acquired businesses and realize expected benefits;

•	expected deployment of next generation networks by wireless network operators;

•	our operations not being adversely disrupted by component shortages or other development, operating or regulatory risks; and

•	expected tax rates and foreign exchange rates.

•
Are subject to substantial known and unknown material risks and uncertainties. Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including without limitation, the following factors. These risk factors and others are discussed in our Annual Information Form and Management's Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada:

•	competition from new or established service providers or from those with greater resources;

•	disruption of, and demands on, our ongoing business and diversion of management's time and attention in connection with acquisitions or divestitures;

•	the loss of any of our significant customers;

•	cyber-attacks or other breaches of our information technology security;

•	we may be found to infringe on intellectual property rights of others;

•	we may not be able to obtain necessary rights to use software or components supplied by third parties;

•	we may be unable to enforce our intellectual property rights;

•	our ability to attract or retain key personnel;

•	we may experience difficulty responding to changing technology, industry standards and customer requirements;

•	our financial results are subject to fluctuation;

•	difficult or uncertain global economic conditions;

•	unanticipated costs associated with litigation or settlements;

•	failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects or other quality issues;

•	our dependence on a limited number of third party manufacturers;

•	our reliance on single source suppliers for certain components used in our products;

•	our dependence on wireless network carriers to promote and offer acceptable wireless data services;

•	risks related to contractual disputes with counterparties;

•	we are subject to governmental regulation;

•	the transmission, use and disclosure of user data and personal information could give rise to liability or additional costs; and

•	we have operations outside of North America and therefore are subject to risks inherent in foreign jurisdictions.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1000 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

"AirPrime," "AirLink," and "AirVantage" are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS)
(In thousands of U.S. dollars, except where otherwise stated)

	Three months ended December 31,		Twelve months ended December 31,
	2015	2014	2015	2014
Revenue	$144,846	$149,078	$607,798	$548,523
Cost of goods sold	99,783	99,072	413,943	369,544
Gross margin	45,063	50,006	193,855	178,979

Expenses
Sales and marketing	14,315	12,682	54,144	50,476
Research and development	18,539	21,012	74,020	80,937
Administration	9,393	9,008	40,321	37,027
Acquisition-related and integration	(616)	1,273	1,945	2,670
Restructuring	201	540	951	1,598
Impairment	—	—	—	3,756
Amortization	3,905	2,092	12,360	9,109
	45,737	46,607	183,741	185,573
Earnings (loss) from operations	(674)	3,399	10,114	(6,594)
Foreign exchange loss	(1,398)	(3,852)	(11,843)	(12,390)
Other income (expense)	(16)	246	115	854
Loss before income taxes	(2,088)	(207)	(1,614)	(18,130)
Income tax expense (recovery)	(1,705)	1,494	1,060	(1,277)
Net loss	$(383)	$(1,701)	$(2,674)	$(16,853)
Other comprehensive income (loss):
Foreign currency translation adjustments, net of taxes of $nil	(1,823)	554	(2,013)	893
Comprehensive loss	$(2,206)	$(1,147)	$(4,687)	$(15,960)
Net loss per share (in dollars)
Basic and diluted	$(0.01)	$(0.05)	$(0.08)	$(0.53)

Weighted average number of shares outstanding (in thousands)
Basic and diluted	32,282	31,759	32,166	31,512

SIERRA WIRELESS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except where otherwise stated)

	As at December 31,
	2015	2014
Assets
Current assets
Cash and cash equivalents	$93,936	$207,062
Accounts receivable	116,246	106,799
Inventories	32,829	17,445
Deferred income taxes	4,735	4,779
Prepaids and other	14,179	7,826
	261,925	343,911
Property and equipment	28,947	20,717
Intangible assets	84,250	37,893
Goodwill	156,488	103,966
Deferred income taxes	10,130	3,898
Other assets	4,592	4,979
	$546,332	$515,364
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$128,537	$128,196
Deferred revenue and credits	3,479	3,245
	132,016	131,441
Long-term obligations	44,353	26,608
Deferred income taxes	11,667	453
	188,036	158,502
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding:
32,337,201 shares (December 31, 2014 — 31,868,541 shares)	346,453	339,640
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost; 240,613 shares (December 31, 2014 — 342,645 shares)	(4,017)	(6,236)
Additional paid-in capital	23,998	26,909
Retained earnings (deficit)	(160)	2,514
Accumulated other comprehensive loss	(7,978)	(5,965)
	358,296	356,862
	$546,332	$515,364

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Three months ended December 31,		Twelve months ended December 31,
	2015	2014	2015	2014
Cash flows provided by (used in):
Operating activities
Net loss	$(383)	$(1,701)	$(2,674)	$(16,853)
Items not requiring (providing) cash
Amortization	5,764	5,088	20,216	23,517
Stock-based compensation	1,669	2,432	8,942	9,404
Deferred income taxes	(2,841)	179	(2,841)	771
Loss on disposal of property and equipment	7	14	92	21
Fair value adjustment of contingent consideration	(761)	—	(761)	—
Impairment	—	—	—	3,756
Other	—	1,814	6,115	6,764
Changes in non-cash working capital
Accounts receivable	4,001	1,653	(8,437)	(5,180)
Inventories	4,268	(7,238)	(16,262)	(8,949)
Prepaid expenses and other	(81)	2,473	(5,748)	25,421
Accounts payable and accrued liabilities	2,665	7,067	16,342	10,538
Deferred revenue and credits	(1,207)	(435)	(451)	(510)
Cash flows provided by operating activities	13,101	11,346	14,533	48,700
Investing activities
Acquisition of In Motion Technology, net of cash acquired	—	—	—	(23,853)
Acquisition of Wireless Maingate AB, net of cash acquired	—	—	(88,449)	—
Acquisition of Accel Networks LLC	(221)	—	(9,471)	—
Acquisition of MobiquiThings SAS, net of cash acquired	(94)	—	(14,975)	—
Additions to property and equipment	(4,789)	(3,453)	(14,003)	(9,078)
Proceeds from sale of property and equipment	—	68	5	130
Increase in intangible assets	(247)	(378)	(1,076)	(1,751)
Proceeds from sale of AirCard business	—	—	—	13,800
Net change in short-term investments	—	—	—	2,470
Increase in other assets	—	(500)	—	(4,054)
Cash flows used in investing activities	(5,351)	(4,263)	(127,969)	(22,336)
Financing activities
Issuance of common shares	580	1,640	3,837	6,404
Purchase of treasury shares for RSU distribution	(3,997)	—	(6,584)	(5,955)
Taxes paid related to net settlement of equity awards	(87)	(504)	(2,344)	(1,403)
Excess tax benefits from equity awards	(3)	1,376	2,270	1,376
Decrease in other long-term obligations	(54)	(83)	(226)	(400)
Cash flows provided by (used in) financing activities	(3,561)	2,429	(3,047)	22
Effect of foreign exchange rate changes on cash and cash equivalents	1,378	1,464	3,357	3,260
Cash and cash equivalents, increase (decrease) in the period	5,567	10,976	(113,126)	29,646
Cash and cash equivalents, beginning of period	88,369	196,086	207,062	177,416
Cash and cash equivalents, end of period	$93,936	$207,062	$93,936	$207,062

SIERRA WIRELESS, INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

	2015				2014
(in thousands of U.S. dollars, except where otherwise stated)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Gross margin - GAAP	$45,063	$49,009	$50,947	$48,836	$50,006	$47,055	$43,321	$38,597
Stock-based compensation and related social taxes	106	146	147	248	131	134	130	160
Gross margin - Non-GAAP	$45,169	$49,155	$51,094	$49,084	$50,137	$47,189	$43,451	$38,757

Earnings (loss) from operations - GAAP	$(674)	$4,202	$4,112	$2,474	$3,399	$2,943	$(6,264)	$(6,672)
Stock-based compensation and related social taxes	1,670	2,557	2,858	2,600	2,432	2,402	2,326	3,304
Acquisition-related and integration	(616)	443	1,015	1,103	1,273	356	71	970
Restructuring	201	39	711	—	540	71	987	—
Impairment	—	—	—	—	—	—	3,756	—
Acquisition related amortization	2,734	2,234	2,029	2,669	2,389	2,609	2,784	3,118
Earnings (loss) from operations - Non-GAAP	$3,315	$9,475	$10,725	$8,846	$10,033	$8,381	$3,660	$720
Amortization (excluding acquisition related amortization)	3,030	2,635	2,423	2,462	2,699	3,400	3,153	3,365
Adjusted EBITDA	$6,345	$12,110	$13,148	$11,308	$12,732	$11,781	$6,813	$4,085

Net earnings (loss) - GAAP	$(383)	$3,286	$4,076	$(9,653)	$(1,701)	$(2,904)	$(8,243)	$(4,005)
Stock-based compensation and related social taxes, restructuring, impairment, acquisition-related, integration, and acquisition related amortization, net of tax	4,016	5,232	6,443	6,372	6,618	5,414	9,916	7,389
Unrealized foreign exchange loss (gain)	1,393	(51)	(1,581)	11,835	3,798	7,953	916	(382)
Income tax adjustments	(2,490)	(1,048)	(301)	(1,372)	378	(2,781)	1	(2,519)
Net earnings (loss) - Non-GAAP	$2,536	$7,419	$8,637	$7,182	$9,093	$7,682	$2,590	$483

Diluted earnings (loss) per share
GAAP - (in dollars)	$(0.01)	$0.10	$0.12	$(0.30)	$(0.05)	$(0.09)	$(0.26)	$(0.13)
Non-GAAP - (in dollars)	$0.08	$0.23	$0.26	$0.22	$0.29	$0.24	$0.08	$0.02

Q4 2015 RECONCILIATION OF GAAP AND NON-GAAP RESULTS

		Acquisition Related Amortization	Acquisition-related, Integration & Restructuring	Stock-based Compensation & Related Social Taxes	Foreign Exchange Loss	Tax Adjustments
(In thousands of U.S. dollars, except where otherwise stated)	GAAP						Non GAAP
	Q4 2015						Q4 2015

Revenue	144,846						144,846
Cost of goods sold	99,783			106			99,677
Gross margin	45,063	—	—	(106)	—	—	45,169
GM%	31.1%						31.2%

Sales and marketing	14,315			298			14,017
Research and development	18,539	115		297			18,127
Administration	9,393			969			8,424
Acquisition-related and integration	(616)		(616)				—
Restructuring	201		201				—
Amortization	3,905	2,619					1,286
Total operating expenses	45,737	2,734	(415)	1,564	—	—	41,854

Earnings (loss) from operations	(674)	(2,734)	415	(1,670)	—	—	3,315

Foreign exchange loss	(1,398)				(1,398)		—
Other expense	(16)						(16)
Total other expense	(1,414)	—	—	—	(1,398)	—	(16)

Earnings (loss) before income taxes	(2,088)	(2,734)	415	(1,670)	(1,398)	—	3,299

Income tax expense (recovery)	(1,705)		27		(5)	(2,490)	763

Net earnings (loss)	(383)	(2,734)	388	(1,670)	(1,393)	2,490	2,536

Diluted earnings (loss) per share	(0.01)						0.08

Weighted average diluted shares	32,282						32,282

SIERRA WIRELESS, INC.

SEGMENTED RESULTS

(In thousands of U.S. dollars, except where otherwise stated)	2015					2014
	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

OEM Solutions
Revenue	$523,366	$121,540	$130,653	$138,133	$133,040	$476,650	$129,580	$124,329	$116,579	$106,162
Gross margin
- GAAP	$151,807	$33,416	$37,440	$40,990	$39,961	$140,518	$39,445	$36,876	$33,669	$30,528
- Non GAAP	$152,368	$33,506	$37,563	$41,119	$40,180	$141,001	$39,558	$36,993	$33,782	$30,668
Gross margin %
- GAAP	29.0%	27.5%	28.7%	29.7%	30.0%	29.5%	30.4%	29.7%	28.9%	28.8%
- Non GAAP	29.1%	27.6%	28.8%	29.8%	30.2%	29.6%	30.5%	29.8%	29.0%	28.9%

Enterprise Solutions
Revenue	$63,072	$16,506	$17,734	$15,074	$13,758	$71,873	$19,498	$18,941	$18,433	$15,001
Gross margin
- GAAP	$33,127	$8,837	$8,911	$7,917	$7,462	$38,461	$10,561	$10,179	$9,652	$8,069
- Non GAAP	$33,192	$8,848	$8,928	$7,930	$7,486	$38,533	$10,579	$10,196	$9,669	$8,089
Gross margin %
- GAAP	52.5%	53.5%	50.2%	52.5%	54.2%	53.5%	54.2%	53.7%	52.4%	53.8%
- Non GAAP	52.6%	53.6%	50.3%	52.6%	54.4%	53.6%	54.3%	53.8%	52.5%	53.9%

Cloud and Connectivity Services
Revenue	$21,360	$6,800	$6,194	$4,758	$3,608	$—	$—	$—	$—	$—
Gross margin
- GAAP	$8,921	$2,810	$2,658	$2,040	$1,413	$—	$—	$—	$—	$—
- Non GAAP	$8,942	$2,815	$2,664	$2,045	$1,418	$—	$—	$—	$—	$—
Gross margin %
- GAAP	41.8%	41.3%	42.9%	42.9%	39.2%	—%	—%	—%	—%	—%
- Non GAAP	41.9%	41.4%	43.0%	43.0%	39.3%	—%	—%	—%	—%	—%